Reply to the Attention of Direct Line Direct Fax Email Address Our File No.	Daniel D. Dex (604) 691-6839 (604) 893-7623 daniel.dex@mcmillan.ca 57826-18

February 6, 2012

Via EDGAR Correspondence and Delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention:     Mr. Larry Spirgel, Assistant Director

Dear Sirs/Mesdames:

RE:      I-Level Media Group Incorporated
Preliminary Information Statement on Schedule 14C
Filed August 3, 2011
File No. 000-52069

We are counsel for and write on behalf of I-Level Media Group Incorporated (the "Company") in response to the Staff's letter of August 11, 2011 (the "Comment Letter") signed by Mr. Larry Spirgel, Assistant Director, of the United States Securities and Exchange Commission (the "Commission"), commenting on the above-referenced Preliminary Information Statement on Schedule 14C (the "14C").

On behalf of the Company we hereby confirm that the Company has enclosed herewith a draft Amendment No. 1 to the 14C (the "14C/A"), which revises the 14C pursuant to the comments set out in the Comment Letter. On behalf of the Company we have enclosed with this letter one copy of the 14C/A, plus one copy that has been redlined to show the changes from the 14C as originally filed with the Commission on August 3, 2011.

On behalf of the Company we provide below our item-by-item responses to the comments made in the Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter.

Commission Comment:

General

1.     We note that you have not filed any quarterly or annual reports required under Section 13 of the Exchange Act since the Form 10-Q you filed for the quarterly period ended September 30, 2008. Please disclose when you intend to file your delinquent reports. In addition, file the required financial information for the company required by Item 11 of Schedule 14A, including audited financial statements required by Item 3-05 and Article 11 of Regulation S-X.

Company Response:

We confirm, on behalf of the Company, that on December 19, 2011, the Company filed the quarterly and annual reports required under Section 13 of the Exchange Act for the periods subsequent to the Company's quarterly period ended September 20, 2008. We further confirm, on behalf of the Company, that given that the 14C relates only to the amendment of the Company's articles of incorporation to increase its authorized shares of common stock and does not contemplate any transaction, it is the Company's understanding that no financial information required by Item 11 of Schedule 14A would be required in the 14C.

2.     We note that you are increasing your authorized shares of common stock from 14,642,852 to 1,000,000,000 to have sufficient shares available to effect transactions to raise capital for your company, including private placements. Tell us whether you have identified any venture capital firm or promoter for the purpose of acquiring an operating business through a reverse merger or other transaction. Make clear that any public offering by the company would be subject to Rule 419.

Company Response:

We confirm, on behalf of the Company, that the Company has advised that they have not identified any venture capital firm or promoter for the purpose of acquiring an operating business through a reverse merger or other transaction. We further confirm, on behalf of the Company, that the Company acknowledges and understands that Rule 419 of the Securities Act of 1933, as amended (the "Securities Act") would apply to any registration statement filed under the Securities Act with respect to any public offering by the Company.

Commission Comment:

3.     Describe the current business of the company. Confirm through disclosure that the company is considered a shell company and the restrictions imposed upon shell companies (e.g. unavailability of Rule 144) apply.

Company Response:

We confirm, on behalf of the Company, that the Company has revised its disclosure in the 14C/A to provide an overview of its business history, to disclose that the Company has not had any operations since December 1, 2008, to disclose that the Company is considered a shell company, and to disclose that the restrictions imposed upon shell companies (e.g., the unavailability of Rule 144) apply, as follows:

"The Company was incorporated in the State of Nevada on August 23, 2005 under the name Jackson Ventures, Inc. The Company's initial operations included the acquisition and exploration of mineral resources. Management changed its primary business to that of developing and operating a proprietary, digital media network service in the transportation segment of the outdoor advertising market in China. On January 29, 2007 the Company entered into a Share Exchange Agreement to acquire the business of i-Level Media Systems Limited ("i-Level Systems"), a limited liability Company incorporated on May 23, 2003 under the International Business Act of the British Virgin Islands. I-Level Systems owned 100% of i-Level SoftComm (Shanghai) Company Ltd. ("i-Level SoftComm"), a wholly foreign owned enterprise formed under the laws of the People's Republic of China (the "PRC") on August 12, 2004. i-Level SoftComm was a development stage company devoting substantially all of its efforts to establishing a new business in the PRC, which involved selling out-of-home video advertising timeslots on its network of flat-panel video advertising display units installed in taxis. The acquisition of i-Level Systems was completed on March 20, 2007.

On December 1, 2008 i-Level SoftComm ceased operations and its business was wound-up. Also on December 1, 2008 i-Level Systems, the parent company of i-Level SoftComm and a wholly-owned subsidiary of the Company, was sold to the Company's former Chief Executive Officer for $1. Since December 1, 2008 the Company has had no operations. At the present time, the Company is focusing on obtaining sufficient financing to be able to recommence operations in the social networking, digital media and mobile communications area.

The Company is considered a "shell company", as that term is defined in Rule 12b-2 of the Exchange Act, given that the Company currently has no or nominal operations and no or nominal assets. As such, the Company is subject to the restrictions imposed on shell companies, including the inability of shareholders of the Company to rely on Rule 144 to resell shares of the Company. Rule 144 will not be available unless and until (i) the Company ceases to be a shell company; (ii) the Company remains subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and has filed all reports and other materials required to be filed thereunder for the preceding twelve months (other than 8-K reports); and (iii) the Company has filed current "Form 10 information" with the Commission reflecting its status as a company that is no longer a shell company, and one year has elapsed from the date that the Company has filed such "Form 10 information" with the Commission."

Commission Comment:

4.     Pursuant to Item 19 of Schedule 14A, please address the general effect of the amendment, including any anti-takeover or dilutive effects. We note that the company engaged in a reverse stock split on July 8, 2011. Tell us why shareholder action was not required for that action. Also, disclose why the company is now seeking an increase in the number of authorized to one billion shares when it recently decreased the number of authorized from approximately one billion to 14 million as part of the reverse stock split.

Company Response:

We hereby confirm, on behalf of the Company, that the Company has revised its disclosure in the 14C/A to address the general effect of the amendment, including any anti-takeover or dilutive effects.

We further confirm, on behalf of the Company, that the Company effected a reverse stock split of its authorized and issued and outstanding shares of common stock on a one new share for seventy old shares basis (1:70). As a result of the reverse split, the Company's authorized share capital decreased from 1,025,000,000 shares of common stock to 14,642,857 shares of common stock and correspondingly, the Company's issued and outstanding share capital decreased from 64,317,709 shares of common stock to 918,780 shares of common stock. We confirm, on behalf of the Company, that the reverse split did not require shareholder approval because it was effected pursuant to Nevada Revised Statutes Section 78.207, which does not require shareholder approval in connection with a forward or reverse stock split that is effected simultaneously with a forward or reverse split of the Company's authorized share capital on the same basis.

We further confirm, on behalf of the Company, that the Company has revised its disclosure in the Schedule 14C/A to disclose why the Company is now seeking an increase in the number of authorized shares to one billion shares when it recently decreased the number of authorized shares from approximately one billion to 14 million as part of the reverse stock split.

Commission Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the federal securities laws and applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response:

We confirm, on behalf of the Company, that the Company has provided the requested written statement, which is enclosed herewith and has been filed separately as EDGAR correspondence.

On behalf of the Company we sincerely hope and trust that each of the foregoing and the enclosed draft 14C/A are clear and satisfactory in this matter and truly responsive to the Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-6839 of our offices at any time.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"Daniel D. Dex"

Daniel D. Dex
for McMillan LLP

Enclosures

- 14C/A (Amendment No. 1) - Clean Copy
- 14C/A (Amendment No. 1) - Redlined Copy showing all changes from Preliminary Information Statement on Schedule 14C
-Company Statement

cc:     I-Level Media Group Incorporated